Exhibit 99.1

XUNLEI ANNOUNCES UNAUDITED FINANCIAL RESULTS FOR THE FOURTH QUARTER AND FISCAL YEAR ENDED DECEMBER 31, 2021

Shenzhen, China, March 17, 2022 (GLOBE NEWSWIRE) – Xunlei Limited (“Xunlei” or the “Company”) (NASDAQ: XNET), a leading innovator in shared cloud computing and blockchain technology in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2021.

Fourth Quarter 2021 Financial Highlights:

•	Total revenues were US$71.1 million, representing an increase of 18.6% from the previous quarter.

•	Cloud computing and other internet value-added services (“Cloud computing and other IVAS”) revenues were US$44.7 million, representing an increase of 26.9% from the previous quarter.

•	Subscription revenues were US$23.7 million, representing an increase of 4.3% from the previous quarter.

•	Online advertising revenues, consisting primarily of revenues from mobile advertising, were US$2.8 million, representing an increase of 33.1% from the previous quarter.

•	Gross profit was US$33.3 million, representing an increase of 13.3% from the previous quarter, and gross profit margin was 46.7% in the fourth quarter, compared with 48.9% in the previous quarter.

•	Net loss was US$0.5 million in the fourth quarter, compared with a net loss of US$5.1 million in the previous quarter.

•	Diluted loss per ADS was approximately US$0.01 as compared with a loss of US$0.08 in the previous quarter.

Fiscal Year Ended December 31, 2021 Financial Highlights:

•	Total revenues were US$239.6 million, representing an increase of 28.3% from 2020.

•	Cloud computing and other IVAS revenues were US$136.2 million, representing an increase of 52.7% from 2020.

•	Subscription revenues were US$91.2 million, representing an increase of 8.2% from 2020.

•	Online advertising revenues were US$12.3 million, representing a decrease of 7.1% from 2020.

•	Gross profit was US$120.2 million, representing an increase of 28.2% from 2020, and gross profit margin was 50.2%, same as the one in the previous year.

•	Net income was US$1.1 million for fiscal year 2021, compared with a net loss of US$14.1 million for 2020.

•	Diluted earnings per ADS in 2021 was US$0.02, compared with a loss of US$0.21 in the previous year.

Mr. Jinbo Li, Chairman and Chief Executive Officer of Xunlei, stated, “We ended 2021 with a strong fourth quarter and are pleased to report a 18.6% sequential growth in our total revenues. With solid execution of our well-crafted strategies focusing on core strengths and a competitive edge, we achieved growth in our major business lines. Particularly, we saw strong growth in shared cloud computing and other IVAS, which realized a year-over-year growth of 52.7%, driven by customer demand and bandwidth capacity expansion. During fiscal year 2021, our total revenues also grew 28.3% to $239.6 million and achieved a net profit of 1.1 million, a significant improvement over a net loss of $14.1 million in 2020.”

“I’d like to take this opportunity to thank our employees for their diligence and dedication to serve our customers during a trying period of time. Because of their agility, resilience and dedication, we are able to start fiscal year 2022 with a solid foundation. In particular, I’d like to express my gratitude to the team responsible for our membership subscription business which generated significant cash flows to fund our innovation endeavor. I’m also appreciative and proud of the outstanding performance our cloud computing colleagues achieved during 2021. And lastly, I’d like to thank our employees in the corporate development group who relentlessly pursued new growth opportunities that are expected to produce potentially exciting results in the days to come.”

“Looking forward, we expect continued development and anticipate potential breakthroughs in our operations. We will continue to develop innovative products and seek collaborations with other entities to expand our presence both at home and abroad,” concluded Mr. Jinbo Li.

Fourth Quarter 2021 Financial Results

Total Revenues

Total revenues were US$71.1 million, representing an increase of 18.6% from the previous quarter. The increase in total revenues was mainly attributable to increased revenues from cloud computing and live streaming business.

Revenues from cloud computing and other IVAS were US$44.7 million, representing an increase of 26.9% from the previous quarter. The cloud computing revenue was US$28.2 million, representing a 12.8% sequential increase. The live streaming revenue was US$14.5 million, compared with US$8.35 million in the previous quarter. The increase of cloud computing and other IVAS revenues was mainly driven by increased demand for our cloud computing and new live streaming products we launched in the second half of the year.

Revenues from subscription were US$23.7 million, representing an increase of 4.3% from the previous quarter. The number of subscribers was 4.39 million as of December 31, 2021, compared with 4.15 million as of September 30, 2021. The average revenue per subscriber for the fourth quarter was RMB34.3, compared with RMB35.4 for the third quarter.

Revenues from online advertising were US$2.8 million, representing an increase of 33.1% from the previous quarter. The increase of online advertising revenues was largely due to business recovery and our marketing efforts during the fourth quarter.

Cost of Revenues

Cost of revenues was US$37.6 million, representing 52.8% of our total revenues, compared with US$30.4 million or 50.7% of the total revenues in the previous quarter. The increased cost of revenues was mainly attributable to increased sales of our cloud computing and other IVAS services.

Bandwidth costs as included in cost of revenues were US$22.8 million, representing 32.1% of our total revenues, compared with US$21.7 million or 36.2% of the total revenues in the previous quarter. The increased bandwidth costs were mainly due to increased demand for our cloud computing products, which were consistent with the increased of cloud computing revenue.

The remaining cost of revenues mainly consisted of costs related to the revenue-sharing costs for our live streaming business and depreciation of servers and other equipment.

Gross Profit and Gross Profit Margin

Gross profit for the fourth quarter was US$33.3 million, representing an increase of 13.3% from the previous quarter. Gross profit margin was 46.7% in the fourth quarter, compared with 48.9% in the previous quarter. The increase in gross profit was mainly due to increased cloud computing and other IVAS revenues. The decrease in gross profit margin was mainly due to decreased portion of subscription revenues to total revenues, which has a higher gross profit margin, and increased portion of live streaming revenues to total revenues, which has a lower gross profit margin.

Research and Development Expenses

Research and development expenses for the fourth quarter were US$16.6 million, representing 23.3% of our total revenues, compared with US$16.8 million or 28.0% of our total revenues in the previous quarter.

Sales and Marketing Expenses

Sales and marketing expenses for the fourth quarter were US$6.6 million, representing 9.3% of our total revenues, compared with US$6.8 million or 11.3% of our total revenues in the previous quarter.

General and Administrative Expenses

General and administrative expenses for the fourth quarter were US$11.1 million, representing 15.6% of our total revenues, compared with US$11.4 million or 19.0% of our total revenues in the previous quarter. The decrease was primarily due to the decreased legal and consulting expenses.

Operating Loss

Operating loss was US$1.7 million, compared with an operating loss of US$5.7 million in the previous quarter. The decrease in operating loss was primarily due to increased gross profit as discussed above.

Other Income, Net

Other income was US$1.0 million, compared with other income of US$0.5 million in the previous quarter.

Net (Loss)/Income and Loss Per ADS

Net loss was US$0.5 million, compared with a net loss of US$5.1 million in the previous quarter. Non-GAAP net income was US$1.7 million in the fourth quarter of 2021, compared with a net loss of US$3.1 million in the previous quarter. The decreased net loss and increased non-GAAP net income were primarily due to the increase in revenues of major business lines and improved gross profit as discussed above.

Diluted loss per ADS in the fourth quarter of 2021 was approximately US$0.01 as compared with a loss of US$0.08 in the third quarter of 2021.

Cash Balance

As of December 31, 2021, the Company had cash and cash equivalents and short-term investments of US$239.0 million, compared with US$228.3 million as of September 30, 2021.

Unaudited Financial Results for Fiscal Year Ended December 31, 2021

Total Revenues

Total revenues were US$239.6 million, representing an increase of 28.3% on a year-over-year basis. The increase in total revenues was mainly attributable to an increase in revenues from our cloud computing and live streaming business.

Revenues from cloud computing and other IVAS were US$136.2 million, representing an increase of 52.7% on a year-over-year basis. The revenues of cloud computing business were $94.8 million, representing a 47.4% year-over-year increase. The increase in cloud computing and other IVAS revenues was mainly attributable to the increased sales of cloud computing services as a result of our expanded service capabilities and increased demand from our customers.

Revenues from subscriptions were US$91.2 million, representing an increase of 8.2% on a year-over-year basis. The increase is mainly due to the number of subscribers increased from 3.83 million in 2020 to 4.39 million in 2021.

Revenues from online advertising were US$12.3 million, representing a decrease of 7.1% on a year-over-year basis. The reduction was primarily due to lower advertising placements starting the second quarter of 2021 as a result of evolving regulations of the Chinese internet industry that negatively affected our adverting business.

Cost of Revenues

Cost of revenues was US$118.6 million, representing 49.5% of our total revenues in 2021, as compared with US$92.6 million and 49.6% of the total revenues in 2020. The increase was mainly due to increased sales of our cloud computing products and revenue-sharing costs for our live streaming business.

Bandwidth costs as included in cost of revenues were US$80.7 million, representing 33.7% of our total revenues, compared with US$62.4 million or 33.4% of the total revenues in the previous year. The increase was mainly due to the increased sales of our cloud computing services.

The remaining cost of revenues mainly consisted of costs related to the revenue-sharing costs for our live streaming business and depreciation of servers and other equipment.

Gross Profit and Gross Profit Margin

Gross profit for the year was US$120.2 million, representing an increase of 28.2% on the year-over-year basis. Gross profit margin was 50.2%, same as the one in the previous year. The increase of gross profit was mainly due to increased revenues from cloud computing, subscription business and live streaming business.

Research and Development Expenses

Research and development expenses for the year were US$61.9 million, representing 25.8% of our total revenues, compared with US$55.5 million or 29.7% of our total revenues in the previous year. The increase was primarily due to the increased employee related costs.

Sales and Marketing Expenses

Sales and marketing expenses for the year were US$24.6 million, representing 10.3% of our total revenues, compared with US$18.1 million or 9.7% of our total revenues in the previous year. The increase was primarily due to increased marketing and promotional activities incurred for Mobile Xunlei and new live streaming business during this year.

General and Administrative Expenses

General and administrative expenses for the year were US$36.9 million, representing 15.4% of our total revenues, compared with US$33.9 million or 18.2% of our total revenues in the previous year. The increase was mainly due to increased amortization expenses regarding newly awarded restricted share units under the Company’s 2020 share incentive plan.

Impairment of Assets, Net of Recoveries

Impairment of assets, net of recoveries for the year was US$1.2 million, comprising a one-time write-off of certain receivables based on impairment assessment, compared with US$5.1 million in the previous year. The decrease was largely due to a one-time write-off of certain receivables and prepayments in relation to our cloud computing business accrued in the previous year.

Operating Loss

Operating loss was US$4.3 million, compared with an operating loss of US$18.8 million in the previous year. The decrease was mainly due to increased gross profit from cloud computing, subscription business and live streaming business as discussed above.

Net Loss and Loss per ADS

Net income was US$1.1 million in 2021, compared with a net loss of US$14.1 million in the previous year. Non-GAAP net income was US$7.3 million in 2021, compared with a loss of US$11.8 million in the previous year.

Diluted earnings per ADS in 2021 was US$0.02 as compared with a loss of US$0.21 in the previous year.

Cash Balance

As of December 31, 2021, the Company had cash, cash equivalents and short-term investments of US$239.0 million, compared with US$255.1 million as of December 31, 2020.

Guidance for First Quarter of 2022

For the first quarter of 2022, Xunlei estimates total revenues to be between US$77 million and US$80 million, and the midpoint of the range represents a quarter-on-quarter increase of approximately 10.4%. This estimate represents management’s preliminary view as of the date of this release, which is subject to change and any change could be material.

Adjustment to the Composition of the Award Pool under the 2020 Share Incentive Plan

Xunlei recently adjusted the composition of the award pool under the 2020 Share Incentive Plan (the “2020 Plan”). After the award pool composition adjustment, the maximum aggregate number of shares of the Company available for grant of awards under the 2020 Plan will remain to be 31,000,000, but will consist of (i) 9,667,230 common shares of the Company underlying the 1,933,446 American depositary shares the Company repurchased pursuant to the repurchase programs authorized by the Company in December 2014 and January 2016, (ii) 10,150,313 common shares of the Company reserved for issuance under the 2020 Share Incentive Plan, representing 10,150,313 common shares of the Company that were previously reserved under the Company’s 2010 share incentive plan but the corresponding share incentive awards had not been granted as of the termination of the Company’s 2010 share incentive plan, (iii) 10,889,429 common shares of the Company then held by Leading Advice Holding Limited, the Company’s share incentive awards holding platform under the Company’s 2013 share incentive plan and 2014 share incentive plan, representing the amount of common shares of which the corresponding awards under the Company’s 2013 share incentive plan and 2014 share incentive plan had not been granted as of the termination of the Company’s 2013 share incentive plan and 2014 share incentive plan, and (iv) 293,028 common shares of the Company reserved for issuance under the 2020 Share Incentive Plan.

Conference Call Information

Xunlei's management will host a conference call at 8:00 a.m. U.S. Eastern Time on March 17, 2022 (8:00 p.m. Beijing/Hong Kong Time), to discuss its fourth quarter and fiscal year 2021 results.

Due to the outbreak of COVID-19, operator assisted conference calls are not available at the moment. All participants wishing to attend the call must preregister online before they can receive the dial-in numbers. Preregistration may require a few minutes to complete. The Company would like to apologize for any inconvenience caused by not having an operator as a result of COVID-19.

Please register in advance to join the conference using the link provided below and dial in 10 minutes before the call is scheduled to begin. Conference access information will be provided upon registration.

Participant Online Registration: http://apac.directeventreg.com/registration/event/7687935

Once preregistration has been completed, participants will receive dial-in numbers, an event passcode, and a unique registrant ID.

To join the conference, please dial the number you receive, enter the event passcode (7687935) followed by your unique registrant ID, and you will be joined to the conference instantly.

The Company will also broadcast a live audio webcast of the conference call. The webcast will be available at http://ir.xunlei.com.

Following the earnings conference call, an archive of the call will be available by dialing:

China (Mandarin):	400-820-9703 400-820-9035
Hong Kong:	800-963-117
United States:	1-855-452-5696
International:	61-2-8199-0299
Replay Passcode:	7687935
Replay End Date:	March 25, 2022

About Xunlei

Founded in 2003, Xunlei Limited (NASDAQ: XNET) is a leading innovator in shared cloud computing and blockchain technology in China. Xunlei provides a wide range of products and services across cloud acceleration, blockchain, shared cloud computing and digital entertainment to deliver an efficient, smart and safe internet experience.

Safe Harbor Statement

This press release contains statements of a forward-looking nature. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as "will," "expects," "believes," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the management's quotations, the "Outlook" and "Guidance" sections in this press release, as well as the Company's strategic, operational and acquisition plans, contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Forward-looking statements involve inherent risks and uncertainties, including but not limited to: the Company's ability to continue to innovate and provide attractive products and services to retain and grow its user base; the Company's ability to keep up with technological developments and users' changing demands in the internet industry; the Company's ability to convert its users into subscribers of its premium services; the Company's ability to deal with existing and potential copyright infringement claims and other related claims; the risk that Covid-19 or other health risks in China or globally could adversely affect the Company's operations or financial results; the Company’s ability to react to the governmental actions for its scrutiny of internet content in China and the Company's ability to compete effectively. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by the Company is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of the press release, and the Company undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law.

About Non-GAAP Financial Measures

To supplement Xunlei's consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles ("GAAP"), Xunlei uses the following measures defined as non-GAAP financial measures by the United States Securities and Exchange Commission: (1) non-GAAP operating income/(loss), (2) non-GAAP net income/(loss) from continuing operations, (3) non-GAAP basic and diluted earnings per share for common shares attributable to continuing operations, and (4) non-GAAP basic and diluted earnings per ADS attributable to continuing operations. The presentation of the non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

Xunlei believes that these non-GAAP financial measures provide meaningful supplemental information to investors regarding the Company’s operating performance by excluding share-based compensation expenses, which is not expected to result in future cash payments. These non-GAAP financial measures also facilitate management's internal comparisons to Xunlei's historical performance and assist the Company’s financial and operational decision making. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude share-based compensation charge that has been and will continue to be for the foreseeable future a significant recurring expense in Xunlei’s results of operations. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying reconciliation tables at the end of this release include details on the reconciliations between GAAP financial measures that are most directly comparable to the non-GAAP financial measures the Company has presented

XUNLEI LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts expressed in thousands of USD, except for share, per share (or ADS) data)

	December 31,	December 31,
	2021	2020
	US$	US$
Assets

Current assets:
Cash and cash equivalents	123,358	137,248
Short-term investments	115,652	117,821
Accounts receivable, net	26,135	22,983
Inventories	1,363	1,726
Due from related parties	15,578	10,970
Prepayments and other current assets	11,842	11,534
Total current assets	293,928	302,282

Non-current assets:
Restricted cash	4,078	1,541
Long-term investments	31,495	26,734
Property and equipment, net	57,657	50,725
Intangible assets, net	8,299	8,857
Goodwill	23,136	22,607
Due from a related party, non-current portion	19,311	-
Long-term prepayments and other assets	2,787	905
Right-of-use assets	27	1,954
Total assets	440,718	415,605

Liabilities
Current liabilities:
Accounts payable	26,407	20,644
Due to related parties	1,597	5,389
Contract liabilities and deferred income, current portion	36,892	34,040
Lease liabilities	18	1,961
Income tax payable	2,531	2,553
Accrued liabilities and other payables	49,557	38,689
Bank borrowings, current portion	2,876	-
Total current liabilities	119,878	103,276

Non-current liabilities:
Contract liabilities and deferred income, non-current portion	845	920
Lease liabilities, non-current portion	7	27
Deferred tax liabilities, non-current portion	930	1,085
Bank borrowings, non-current portion	17,291	19,924
Total liabilities	138,951	125,232

Equity
Common shares (US$0.00025 par value, 1,000,000,000 shares authorized, 368,877,205 shares issued and 334,401,981 shares outstanding as at December 31, 2020; 368,877,205 issued and 337,257,946 shares outstanding as at December 31, 2021)	84	84
Additional paid-in-capital	476,057	469,887
Accumulated other comprehensive income/(loss)	1,988	(2,145)
Statutory reserves	6,155	5,414
Treasury shares (34,475,224 shares and 31,619,259 shares as at December 31, 2020 and December 31, 2021, respectively)	8	9
Accumulated deficits	(180,645)	(181,095)
Total Xunlei Limited's shareholders' equity	303,647	292,154
Non-controlling interests	(1,880)	(1,781)
Total liabilities and shareholders' equity	440,718	415,605

XUNLEI LIMITED

Unaudited Condensed Consolidated Statements of (Loss)/Income

(Amounts expressed in thousands of USD, except for share, per share (or ADS) data)

	Three months ended			Year ended
	Dec 31,	Sept 30,	Dec 31,	Dec 31,	Dec 31,
	2021	2021	2020	2021	2020
	US$	US$	US$	US$	US$
Revenues, net of rebates and discounts	71,145	60,009	50,285	239,601	186,683
Business taxes and surcharges	(307)	(227)	(138)	(819)	(312)
Net revenues	70,838	59,782	50,147	238,782	186,371
Cost of revenues	(37,586)	(30,437)	(23,322)	(118,603)	(92,637)
Gross profit	33,252	29,345	26,825	120,179	93,734

Operating expenses
Research and development expenses	(16,559)	(16,830)	(12,023)	(61,859)	(55,463)
Sales and marketing expenses	(6,607)	(6,809)	(2,794)	(24,569)	(18,064)
General and administrative expenses	(11,106)	(11,412)	(7,898)	(36,868)	(33,910)
Assets impairment loss, net of recoveries	(703)	2	(29)	(1,206)	(5,090)
Total operating expenses	(34,975)	(35,049)	(22,744)	(124,502)	(112,527)

Operating (loss)/income	(1,723)	(5,704)	4,081	(4,323)	(18,793)
Interest income	270	186	162	723	1,471
Interest expense	(23)	(23)	(406)	(95)	(406)
Other income, net	995	537	579	4,678	4,737
(Loss)/income before income taxes	(481)	(5,004)	4,416	983	(12,991)
Income tax (expense)/benefit	(28)	(122)	217	125	(1,149)
Net (loss)/income	(509)	(5,126)	4,633	1,108	(14,140)

Less: net loss attributable to non-controlling interest	(30)	(26)	(13)	(83)	(300)
Net (loss)/income attributable to common shareholders	(479)	(5,100)	4,646	1,191	(13,840)

(Loss)/earnings per share for common shares
Basic	(0.0014)	(0.0152)	0.0139	0.0036	(0.0410)
Diluted	(0.0014)	(0.0152)	0.0139	0.0035	(0.0410)

(Loss)/earnings per ADS
Basic	(0.0070)	(0.0760)	0.0695	0.0180	(0.2050)
Diluted	(0.0070)	(0.0760)	0.0695	0.0175	(0.2050)

Weighted average number of common shares used in calculating:
Basic	334,982,981	334,779,959	334,401,981	334,707,559	337,429,601
Diluted	334,982,981	334,779,959	334,428,660	335,969,780	337,429,601

Weighted average number of ADSs used in calculating:
Basic	66,996,596	66,955,992	66,880,396	66,941,512	67,485,920
Diluted	66,996,596	66,955,992	66,885,732	67,193,956	67,485,920

XUNLEI LIMITED

Reconciliation of GAAP and Non-GAAP Results

(Amounts expressed in thousands of USD, except for share, per share (or ADS) data)

	Three months ended			Year ended
	Dec 31,	Sept 30,	Dec 31,	Dec 31,	Dec 31,
	2021	2021	2020	2021	2020
	US$	US$	US$	US$	US$
GAAP operating (loss)/income	(1,723)	(5,704)	4,081	(4,323)	(18,793)
Share-based compensation expenses	2,229	2,070	200	6,172	2,310
Non-GAAP operating income/(loss)	506	(3,634)	4,281	1,849	(16,483)

GAAP net (loss)/income	(509)	(5,126)	4,633	1,108	(14,140)
Share-based compensation expenses	2,229	2,070	200	6,172	2,310
Non-GAAP net income/(loss)	1,720	(3,056)	4,833	7,280	(11,830)

GAAP (loss)/earnings per share for common shares:
Basic	(0.0014)	(0.0152)	0.0139	0.0036	(0.0410)
Diluted	(0.0014)	(0.0152)	0.0139	0.0035	(0.0410)

GAAP (loss)/earnings per ADS:
Basic	(0.0070)	(0.0760)	0.0695	0.0180	(0.2050)
Diluted	(0.0070)	(0.0760)	0.0695	0.0175	(0.2050)

Non-GAAP earnings/(loss) per share for common shares:
Basic	0.0052	(0.0090)	0.0145	0.0220	(0.0342)
Diluted	0.0052	(0.0090)	0.0145	0.0219	(0.0342)

Non-GAAP earnings/(loss) per ADS:
Basic	0.0260	(0.0450)	0.0725	0.1100	(0.1710)
Diluted	0.0260	(0.0450)	0.0725	0.1095	(0.1710)

Weighted average number of common shares used in calculating:
Basic	334,982,981	334,779,959	334,401,981	334,707,559	337,429,601
Diluted	334,982,981	334,779,959	334,428,660	335,969,780	337,429,601

Weighted average number of ADSs used in calculating:
Basic	66,996,596	66,955,992	66,880,396	66,941,512	67,485,920
Diluted	66,996,596	66,955,992	66,885,732	67,193,956	67,485,920

CONTACT:

Investor Relations

Xunlei Limited

Email: ir@xunlei.com

Tel: +86 755 8633 8443

Website: http://ir.xunlei.com